UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
May 28, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 28, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

HARMONY CLEARS LAST MAJOR DEBT HURDLE
Johannesburg. Tuesday, 26 May 2009. Harmony Gold Mining Company Limited (Harmony) is pleased to announce that it has repaid its R1.7 billion convertible bond and is substantially debt free. The convertible bond was issued on 21 May 2004 and was listed on the London Stock Exchange for Bonds.
Graham Briggs, Harmony’s Chief Executive says: “With both our Nedbank loan and convertible bond now paid off, Harmony’s balance sheet is in excellent health. With cash in the bank, we are in an exciting and advantageous position.”
ends.
Issued by Harmony Gold
Mining Company Limited
26 May 2009
For more details contact:
Frank Abbott
Interim Financial Director
on +27(0)82 800 4290
or
Marian van der Walt
Executive: Corporate and
Investor Relations
on +27 (0)82 888 1242
or
Esha Brijmohan
Investor Relations Officer
on +27 (0)82 759 1775
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE:	HAR HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228